October 28, 2024

Prokopios Tsirigakis
Co-Chief Executive Officer
Stellar V Capital Corp. (Cayman Islands)
230 Park Avenue
Suite 1540
New York, NY 10169

       Re: Stellar V Capital Corp. (Cayman Islands)
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 10, 2024
           CIK No. 0002033593
Dear Prokopios Tsirigakis:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 23, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. Please revise the cross-references provided pursuant to Items 1602(a)(3), (4) and (5)
       of Regulation S-K to highlight them by prominent type or in another manner, to the locations of related disclosures in the prospectus.
2. We note your response to prior comment 3. As previously requested, please disclose the potential material impact of these purchases on public investors and clarify whether the potential limited number of public investors could impact your listing eligibility. In addition, the agreements with the non-managing sponsor investors
 October 28, 2024
Page 2

       appear to be material. Please file the agreements in accordance with
Item 601(b)(10)
       of Regulation S-K. Further, please expand your disclosure to clarify that, given the low price that the non-managing sponsors will pay for their interest, they have an incentive to vote in favor of any business combination, even if they are under no obligation.
3. We note the revisions made in response to prior comment 4. However, we continue to note the disclosure on page 32 and elsewhere in the prospectus that the proceeds in the
       trust account will not be released until    (i)the completion of our
initial business
       combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business
combination.    As
       previously noted Nasdaq Rule IM-5101-2(a) states that    [a]t least 90%
of the gross
       proceeds from the initial public offering . . . must be deposited in a trust account
       maintained by an independent trustee . . . .    It is unclear how the
release of funds
       earlier than the consummation of the initial business combination would comport with this listing standard. Please revise for consistency with the Nasdaq Listing Rules.
Summary
Compensation, page 6

4. Please revise the disclosure outside of the table to describe the extent to which the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers' equity interests. Further, please revise the table to include the anti-dilution adjustment of the founder shares. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 132 regarding the anti-dilution adjustment in accordance with Item 1603(a)(6) of Regulation S-K.
Founders Shares , page 18

5. We note that your sponsor initially purchased 4,312,500 shares at approximately
       $.006 per shares, but that you have subsequently issued additional shares. Please provide the per share price based on the additional shares issued here and throughout the prospectus.
Conflicts of Interest, page 35

6. We note your response to prior comment 10. Please revise here and elsewhere that similar disclosure appears to explain how the existing relationships with your sponsor, directors, and officer and targeting a broad range of sectors supports the conclusion that potential conflicts of interest would not materially affect your ability to complete a business combination. Also, please elaborate on why the fact that the sponsor, co-
       founders, directors and officers have financial interests in the completion of a business combination resolves conflicts of interest that they may have as a result of their fiduciary, contractual or other duties to other entities.
7. Please revise to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may
 October 28, 2024
Page 3

       impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate. In this regard, we note your disclosure on page 47 that you expect to encounter significant competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination.
Transfers of Founder Shares and Private Units, page 137

8. We note your response to prior comment 14. We reissue in part. Please clarify the exception "by virtue of the laws of the Cayman Islands or our sponsor's operating agreement." Please revise the table to discuss the lock-up agreement with the underwriters. Please see Item 1603(a)(9) of Regulation S-K.
9. Please revise to disclose those circumstances when the members of the sponsor may transfer their membership interests in the sponsor, as required by Item 1603(a)(6) of
       Regulation S-K.
       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.